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Marketing and Communications
GPO Box 2719
Sydney NSW 1155
www.commbank.com.au

COMMONWEALTH BANK THIRD QUARTER TRADING UPDATE
FOCUS ON PROFITABLE GROWTH SUPPORTS CONTINUED EARNINGS MOMENTUM
Sydney, 18 April 2007: With trading conditions and underlying credit growth remaining favourable, the earnings momentum of the first half has been maintained in the third quarter of the Group’s 2007 financial year. As a result the Group remains on track to deliver cash earnings per share (eps) growth which meets or exceeds the average of its peers.
Highlights of the quarter include:
•	Earnings momentum maintained;

•	All businesses performing well in a competitive environment;

•	Credit quality remains sound; and

•	On track to deliver strong eps growth.
Retail Banking
Trading conditions in the retail bank have remained relatively strong supported by steady housing growth and continuing favourable credit quality. In Australia, the retail bank continued to target profitable growth in each of its key products. In home lending, balance growth has been in line with market supported by targeted sales and referral campaigns in the branch network. In credit cards, recent growth rates have also been in line with market even though the Bank has continued to avoid zero rate balance transfer offers. Retail deposit growth, which has been influenced by normal seasonal factors, has been in line with system with continuing strong inflows into Netbank Saver.
Consumer credit quality has remained sound. In home lending, there has been some seasonal increase in arrears. Loss rates in unsecured lending (which includes credit cards) are trending slightly below expectations. For the full year, the Loan Impairment Expense on the consumer credit book, as a proportion of Risk Weighed Assets, should be no more than the levels reported for the first half of the year.
The retail bank continued to drive a number of strategic initiatives resulting in gains in customer service ratings, ongoing reductions in complaint levels and further improvements in staff engagement measures.

Media Release Media Release

Marketing and Communications
GPO Box 2719
Sydney NSW 1155
www.commbank.com.au

In New Zealand, ASB maintained its share of the home lending market which continues to be highly competitive. ASB enjoyed success through its complete range of lending packages and superior service offering. Recently, ASB launched a number of new products, including low fee transaction accounts which have been well received by existing and new customers. ASB’s online FastSaver and BusinessSaver accounts continue to grow strongly.
Business, Corporate and Institutional Banking
During the period, Institutional Banking again delivered strong balance growth with stable margins.
Global Markets & Treasury performed well this quarter. In the Thomson Financial ‘All Australian Debt’ table, the Bank, which underwrote $5.7 billion of bonds, was ranked number 1 for the quarter. CommSec also performed well, benefiting from its strong branding and increased volumes. A new record for daily volumes of 88,185 trades was set during the quarter representing a market value of $1.05 billion in a single day. More recently CommSec was appointed Lead Manager for the Platinum Asset Management IPO.
The local business banking market remained competitive, however margins have been stable. During the quarter, an innovative website for Local Business Banking was launched to provide clients with a new and better way to engage with the Bank and each other. Good progress has been made on the re-establishment of business banking in branches with 120 business bankers now hired. Rebuilding of the business banking footprint continues with the Group still on target to open eight new business banking centres by the end of the financial year.
Agriline was launched at the beginning of April, offering agricultural customers access to staff via telephone or email from 7am to 7pm five days a week.
Overall credit quality in the corporate book remains good, although there has been a slight increase in the level of impaired assets.
Wealth Management & Insurance
The Wealth Management business continued to benefit from a positive investment environment and strong retail funds flows. Funds Under Management (“FUM”) at 31 March totalled $130.8 billion up 10.2 percent for the nine months and 2 percent for the quarter. First Choice continued to attract strong retail funds flows growing 8 percent in the quarter to $34.1 billion. However total Funds Under Administration (“FUA”) declined marginally over the quarter (to $165.3 billion) reflecting the continuing run-off of legacy products and a one-off outflow of $7.1 billion following an agreed decision to disengage between Avanteos and a large client.

Media Release Media Release

Marketing and Communications
GPO Box 2719
Sydney NSW 1155
www.commbank.com.au

In line with the strategy of profitable growth through innovation in product manufacturing and distribution, CFS GAM raised $1.5 billion in its China Cinda joint venture. Good progress was also made in the sell down of its $1.2 billion interest in AWG PLC. It is anticipated that the sale of AWG PLC will take place progressively over the next nine months with holding gains expected to be realised in the fourth quarter of this financial year and the first half of the 2008 year.
CommInsure volumes have been steady across all lines of retail life, group life and general insurance in the quarter. Claims experience was slightly better than expected with no major weather events affecting the general insurance business.
Conclusion
Commenting on the third quarter performance, Commonwealth Bank Chief Executive Officer, Ralph Norris said: “It is pleasing to see that our focus on profitable growth is continuing to deliver results. Not only have we maintained the earnings momentum from the first half, but we are continuing to make good progress with our key strategic initiatives. With good underlying credit growth and sound credit quality, I remain positive about the outlook and am confident in the ability of the Group to again deliver strong earnings per share growth for the full year.”
ENDS
Media contact:
Bryan Fitzgerald
General Manager, Media
Ph: (02) 9378 2663
Mobile: 0414 789 649
Investor Relations contact:
Kerrith Burton
Executive Manager, Investor Relations
Ph: (02) 9378 2638

Mobile: 0425 819 525